UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

AFFIRMATIVE INSURANCE

HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

000-50795

(Commission File Number)

Delaware	75-2770432
(State of Incorporation)	(I.R.S. Employer Identification No.)

4450 Sojourn Drive, Suite 500

Addison, Texas 75001
(Address of Principal Executive Offices)

(972) 728-6300

(Registrant’s Telephone Number)

INTRODUCTION
BACKGROUND
CHANGE IN MAJORITY OF DIRECTORS
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
DIRECTORS AND EXECUTIVE OFFICERS; COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT
CORPORATE GOVERNANCE
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AFFIRMATIVE INSURANCE HOLDINGS, INC.

4450 Sojourn Drive, Suite 500
Addison, Texas 75001

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

October 28, 2005

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

        This Information Statement is being mailed on or about October 28, 2005 to holders of record on October 25, 2005 (the “Record Date”) of shares of common stock, par value $0.01 per share (“Common Stock”), of Affirmative Insurance Holdings, Inc. (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the anticipated resignation of Lucius E. Burch, III, Mark E. Pape and Mark E. Watson, Jr. and the appointment by the then remaining directors of five new members of the Board of Directors of the Company (the “Board”). The resignation of Messrs. Burch, Pape and Watson and the appointment of the five new directors will become effective upon the expiration of the ten-day period from the date of mailing of this Information Statement required under Rule l4f-l of the Exchange Act.

        Please read this Information Statement carefully. It describes the series of events pursuant to which certain members of the Board have agreed to resign from the Board and the Board has agreed to increase the size of the Board and to elect five designees of New Affirmative LLC (“New Affirmative”), a Delaware limited liability company, which is a 52.7% shareholder of the Company, to fill the resulting vacancies on the Board. This Information Statement also describes the terms of various transactions that were consummated on August 30, 2005 that resulted in a change of control of the Company for the purposes of Item 5.01 of Form 8-K promulgated under the Exchange Act (the “Transactions”) and contains certain biographical and other information concerning the executive officers, directors and proposed directors of the Company. Additional information about the Company and the Transactions are contained in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 6, 2005. The Form 8-K may be inspected without charge at the public reference section of the SEC at 100 F. Street, N.E., Room 1580, Washington, DC 20549. Copies of this material may also be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC’s website at http://www.sec.gov.

        You can also visit our website at www.affirmativeholdings.com for free access to filings made to SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q,

current reports on Form 8-K, and all amendments to these reports as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC. The Company’s corporate governance documents can also be accessed free of charge at the Company’s website, www.affirmativeholdings.com.

BACKGROUND

        On August 30, 2005, Vesta Insurance Group Inc. (“VIG”) announced the closing of the acquisition by New Affirmative, from VIG and Vesta Fire Insurance Corporation (“VFIC”, and together with VIG, “Vesta”) of an aggregate of 5,218,228 shares of Common Stock of the Company, for a purchase price of $15.00 per share pursuant to a stock purchase agreement, dated as of June 14, 2005, by and among New Affirmative, J.C. Flowers I LP, a Delaware limited partnership, Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership, VIG and VFIC (the “Stock Purchase Agreement”). The 5,218,228 shares, or approximately 35% of the Company’s shares of Common Stock outstanding on August 30, 2005, sold by Vesta pursuant to the Stock Purchase Agreement represents all of the Common Stock which was owned by Vesta.

        New Affirmative was formed for the purpose of acquiring, holding, voting and disposing of the shares of the Company’s Common Stock acquired in connection with the Stock Purchase Agreement and any shares of the Company’s Common Stock that New Affirmative may acquire in the future. New Affirmative is (i) 50% owned by DSC AFFM, LLC, a Delaware limited liability company (“DSC AFFM”), an entity controlled by DSC AFFM Manager LLC, a Delaware limited liability company and sole managing member of DSC AFFM (“DSC Manager”), and Andrew G. Bluhm, the managing member of DSC Manager, and (ii) 50% owned by Affirmative Investment LLC, a Delaware limited liability company (“Affirmative Investment”), an entity controlled by Affirmative Associates LLC, a Delaware limited liability company and the sole managing member of Affirmative Investment (“Affirmative Associates”), and J. Christopher Flowers, the sole member and manager of Affirmative Associates. Simultaneously with the closing of the transactions contemplated by the Stock Purchase Agreement: (1) DSC AFFM contributed 1,459,699 shares of the Company’s Common Stock which were previously acquired in open market transactions by members of DSC AFFM and subsequently contributed to DSC AFFM, to New Affirmative and (2) Affirmative Investment contributed 1,183,000 shares of the Company’s Common Stock, previously acquired by it in open market transactions, to New Affirmative.

        As a result of the closing of the transactions contemplated by the Stock Purchase Agreement, a change of control of the Company for the purposes of Item 5.01 of Form 8-K promulgated under the Exchange Act occurred and New Affirmative, together with Mr. Bluhm, DSC Manager, Mr. Flowers, Affirmative Investment and Affirmative Associates, may be deemed to beneficially own 7,860,927 shares of the Company’s Common Stock, or 52.7% of the Company’s shares of Common Stock outstanding on October 25, 2005. Mr. Bluhm and Mr. Flowers have disclaimed beneficial ownership of the shares of the Company’s Common Stock owned by New Affirmative. The Company was not a party to the Stock Purchase Agreement nor any of the transactions contemplated thereto.

        As New Affirmative, DSC Manager, Mr. Bluhm, Mr. Flowers, Affirmative Investment and Affirmative Associates (together, the “Reporting Persons”), previously stated in their respective filings with the SEC, that they, through New Affirmative, might seek to make changes in the present composition of the Board by nominating for election and voting for persons to fill some or all of the seats on the Board.

CHANGE IN MAJORITY OF DIRECTORS

        Ten days from the date of mailing of this Information Statement, Lucius E. Burch, III , Mark E. Pape and Mark E. Watson, Jr. will resign as directors of the Company. Messrs Thomas E. Mangold, Thomas C. Davis and Paul Z. Zucconi and Ms. Suzanne T. Porter will remain as directors of the Company after such resignation and will, pursuant to a resolution of the Board, increase the number of members of the board from seven to nine and fill the five resulting vacancies on the Board by appointing the following five individuals who, following inquiry by the Board, were designated by New Affirmative: Kevin R. Callahan, Nimrod T. Frazer, David L. Heller, Avshalom Y. Kalichstein, and Michael J. Ryan.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Shares Outstanding

        As of October 25, 2005, the Company had 14,903,910 shares of Common Stock issued and outstanding, being the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, with each share entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management

Principal Stockholders

        The following are stockholders known by the Company to beneficially own 5% or more of its outstanding Common Stock as of October 25, 2005, unless otherwise indicated. Information regarding the following stockholders has been obtained from reports filed by the persons listed with the SEC and/or from the beneficial owners.

		Amount of		Percentage
		Beneficial		of Class
Name of Beneficial Holder	Address of Beneficial Holder	Ownership		Owned(1)

New Affirmative	900 N. Michigan Avenue Suite 1900 Chicago, Illinois	7,860.927	(2)	52.7%

Becker Capital Management, Inc.	1211 Southwest Fifth Avenue Portland, Oregon	1,199,785	(3)	8.1%

Luxor Capital Group, LP	599 Lexington Avenue 35th Floor New York City, New York	944,600	(4)	6.3%

(1)	We have based our calculation of the percentage of beneficial ownership on 14,903,910 shares of Common Stock outstanding on October 25, 2005. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Common Stock subject to options held by that person that were currently exercisable at or were exercisable within 60 days of October 25, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

(2)	According to the information provided on the Schedule 13D filed with the SEC by (i) DSC Manager, Andrew G. Bluhm and New Affirmative on August 30, 2005 and (ii) Affirmative Investment, Affirmative Associates, J. Christopher Flowers and New Affirmative on August 30, 2005, the parties share voting power and dispositive power over the shares owned by New Affirmative.

(3)	According to the information contained on Schedule 13F filed with the SEC on June 30, 2005.

(4)	According to information contained on Schedule 13F filed with the SEC on June 30, 2005, Luxor Capital Group, LP had shared voting power and shares dispositive power over all of the shares it beneficially owned.

Directors and Executive Officers

        The following table sets forth information regarding beneficial ownership of Common Stock by each director, nominee, and named executive officer and the directors and executive officers as a group, all as of October 25, 2005.

	Amount of		Percentage of
Name of Beneficial Holder	Beneficial Ownership		Class Owned(1)

Thomas E. Mangold	674,573	(2)	4.3%
M. Sean McPadden	82,881	(3)	*
Katherine C. Nolan	53,176	(4)	*
Timothy A. Bienek	69,490		*
David L. Scruggs	6,100		*
George M. Daly	9,325		*
Scott K. Billings	4,350		*
Wilson A. Wheeler	3,765		*
Chad M. Emmerich	—		*
Emil G. Sommerlad	—		*
David B. Snyder	4,285		*
Lucius E. Burch, III	18,000		*
Thomas C. Davis	29,010		*
Mark E. Pape	10,500		*
Suzanne T. Porter	30,510		*
Mark E. Watson, Jr.	29,010		*
Paul J. Zucconi	11,536		*
Kevin R. Callahan	—		*
Nimrod T. Frazer	—		*
David L. Heller	—	(5)	*
Avshalom Y. Kalichstein	—	(5)	*
Michael J. Ryan	600	(5)	*
All Executive Officers and Directors as a Group	1,037,111	(6)	6.5%

*	Less than 1%

(1)	We have based our calculation of the percentage of beneficial ownership on 14,903,910 shares of Common Stock outstanding on October 25, 2005. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Common Stock subject to options held by that person that were currently exercisable at or were exercisable within 60 days of October 25, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, the business address for each beneficial owner listed below is 4450 Sojourn Drive, Suite 500, Addison Texas 75001.

(2)	Includes options to purchase 623,610 shares that were currently exercisable or exercisable at or within 60 days of October 25, 2005.

(3)	Includes options to purchase 75,381 shares that were currently exercisable or exercisable at or within 60 days of October 25, 2005.

(4)	Includes options to purchase 48,105 shares that were currently exercisable or exercisable at or within 60 days of October 25, 2005.

(5)	Such amount does not include the 7,860,927 shares of Common Stock of the Company owned by New Affirmative. Mr. Heller and Mr. Ryan are managers of New Affirmative and employees of an affiliate of DSC Manager and Mr. Bluhm. Mr. Kalichstein is a manager of New Affirmative and an employee of an affiliate of Affirmative Investment, Affirmative Associates and Mr. Flowers. Each of Mr. Heller, Mr. Ryan and Mr. Kalichstein disclaims beneficial ownership of the shares of Common Stock of the Company owned by New Affirmative.

(6)	Includes options to purchase 817,186 shares that were currently exercisable or exercisable at or within 60 days of October 25, 2005.

        The Company knows of no other beneficial owners (as a group or otherwise) of more than five percent (5%) of the Company’s shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS; COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

Legal Proceedings

        To the best of the Company’s knowledge, there is no material proceeding to which any director, nominated director or executive officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of such director, nominated director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Directors, Officers and Nominee Directors

        The following tables set forth the directors (including nominated directors) and executive officers of the Company, and their respective position and ages.

Directors

Name	Age

Thomas C. Davis(1)	56
Thomas E. Mangold(2)	50
Suzanne T. Porter(3)	45
Paul J. Zucconi(4)	64
Kevin R. Callahan*(5)	44
Nimrod T. Frazer*	75
David L. Heller*	28
Avshalom Y. Kalichstein*(6)	31
Michael J. Ryan*(7)	37

(*)	Nominated Director

(1)	Mr. Davis is currently a member of the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee and upon the expiration of the ten day waiting period following the mailing of this Information Statement, will be a member of the Audit Committee.

(2)	Mr. Mangold is currently the Chairperson of the Executive Committee and upon the expiration of the ten day waiting period following the mailing of this Information Statement, will be a member of the Executive Committee.

(3)	Ms. Porter is currently a member of the Audit Committee and Chairperson of the Nominating and Corporate Governance Committee and upon the expiration of the ten day waiting period following the mailing of this Information Statement, will be a member of the Audit Committee and the Nominating and Corporate Governance Committee.

(4)	Mr. Zucconi is currently the Chairperson of the Audit Committee and upon the expiration of the ten day waiting period following the mailing of this Information Statement, will continue to serve as the Chairperson of the Audit Committee.

(5)	Mr. Callahan will be a member of the Compensation Committee and the Nominating and Corporate Governance Committee and the Chairperson of the Executive Committee upon the expiration of the ten day waiting period following the mailing of this Information Statement.

(6)	Mr. Kalichstein will be a member of the Executive Committee and the Nominating and Corporate Governance Committee and the Chairperson of the Compensation Committee upon the expiration of the ten day waiting period following the mailing of this Information Statement.

(7)	Mr. Ryan will be a member of the Compensation Committee and the Executive Committee and the Chairperson of the Nominating and Corporate Governance Committee upon the expiration of the ten day waiting period following the mailing of this Information Statement.

        Mr. Thomas C. Davis, age 56, became a director beginning immediately prior to the Company’s initial public offering. Mr. Davis serves on the Company’s Compensation Committee, Nominating and Corporate Governance Committee and Executive Committee. Mr. Davis has served as Chief Executive Officer of The Concorde Group, a private investment firm, since March 2001. Mr. Davis was previously the Managing Partner and head of the investment banking and corporate finance activities of Credit Suisse First Boston, formerly Donaldson, Lufkin & Jenrette, in the southwest United States from March 1984 to February 2001. Mr. Davis also serves on the boards of directors of Dean Foods Company and Westwood Holdings Group, Inc.

        Mr. Thomas E. Mangold, age 50, has been our Chief Executive Officer, President and Chairman of the Board since December 2000. Mr. Mangold serves on the Company’s Executive Committee. Mr. Mangold has 24 years of experience in the insurance industry. Prior to joining the Company, Mr. Mangold served as Chief Executive Officer of Bristol West Insurance Group, Inc., a provider of non-standard automobile insurance and related services, from 1999 to 2000. From 1992 to 1997, Mr. Mangold served as Executive Vice President, Chief Operating Officer and director of Titan Holdings, Inc. and was responsible for overseeing all of the auto, public entity, premium finance and corporate operations of Titan Holdings. Mr. Mangold was also instrumental in the initial public offering of Titan Holdings in 1993, a secondary stock offering in 1995 and the sale of Titan Holdings to USF&G in 1997. Mr. Mangold continued to serve as President of Titan Auto, the primary operating subsidiary of Titan Holdings, until 1998 when Titan Auto was purchased by St. Paul. From 1977 to 1992, Mr. Mangold served in numerous management and executive positions at insurance and reinsurance companies, including the Insurance Company of North America, Guy Carpenter & Company, Inc., Delaney Intermediaries, Inc., First Security Insurance Group and Titan Insurance Company, formerly Imperial Midwest Insurance Company.

        Ms. Suzanne T. Porter, age 45, became a director beginning immediately prior to the Company’s initial public offering. Ms. Porter serves as Chairperson of the Company’s Nominating and Corporate Governance Committee and serves on the Company’s Audit Committee. Ms. Porter has served as a Principal in Health Care Strategies, a healthcare consulting company, since January 2004. Ms. Porter served as a Senior Vice President of Operations Strategy at Tenet Healthcare Corporation from 1999 to May 2003 and as Tenet’s Vice President, Strategy and Business Development, Eastern Division from 1997 to 1999.

        Mr. Paul J. Zucconi, age 64, became a director beginning immediately prior to the Company’s initial public offering. Mr. Zucconi is Chairman of the Company’s Audit Committee. Mr. Zucconi was an Audit Partner at KPMG LLP from July 1976 to January 2001. Since that time, Mr. Zucconi has been retired. Mr. Zucconi is a director and serves on the audit committees of Torchmark Corporation and Titanium Metals Corporation. He is also a director of The National Kidney Foundation of North Texas, a non-profit organization.

Nominated Directors

        Messrs. Avshalom Y. Kalichstein, Nimrod T. Frazer, Michael J. Ryan, David L. Heller and Kevin R. Callahan, whose backgrounds are described herein, have been nominated by the remaining directors of the Board, as designees of New Affirmative, to become members of the Board ten days after mailing of notice by this Information Statement as required under Section 14(f) of the Securities Exchange Act of 1934, as amended.

        Mr. Kevin R. Callahan, age 44, will become a director upon the expiration of the ten day waiting period following the mailing of this Information Statement. Mr. Callahan is currently retired. He was formerly the Chief Executive Officer of Allianz Global Risks US Insurance Company from May 2002 to December 2004. Mr. Callahan was also the Chief Executive Officer of Aon Capital Markets from November 1996 to May 2002 and a Principal of Aon Risk Services North America from September 2000 to May 2002. Mr. Callahan has also served on the board of directors of Corus Bankshares, Inc. since February 2005.

        Mr. Nimrod T. Frazer, age 75, will become a director upon the expiration of the ten day waiting period following the mailing of this Information Statement. Mr. Frazer was named Chairman of the Board and Chief Executive Officer of The Enstar Group, Inc., a publicly traded company, in 1990 and holds those positions currently. Mr. Frazer served as President of The Enstar Group, Inc. from 1990 to 2001. Mr. Frazer was Chairman of the Board and Co-Founder of the Frazer Lanier Company, a regional investment banking firm in Montgomery, Alabama from 1976 to 1996. The Enstar Group is a non-managing member of Affirmative Investment.

        Mr. David L. Heller, age 28, will become a director upon the expiration of the ten day waiting period following the mailing of this Information Statement. Mr. Heller is a Vice President of Delaware Street Capital, a private investment firm. Mr. Heller previously served as an Investment Banker at Merrill Lynch, specializing in Mergers and Acquisitions from July 2000 to December 2001. Mr. Heller also serves on the board of managers of New Affirmative, which is a majority stockholder of the Company.

        Mr. Avshalom Y. Kalichstein, age 31, will become a director upon the expiration of the ten day waiting period following the mailing of this Information Statement. Mr. Kalichstein is a Principal of J.C. Flowers & Co. LLC. Mr. Kalichstein is one of several Principals of the firm responsible for originating, executing, and managing private equity investments. From 2001 until 2004, Mr. Kalichstein was General Manager of Shinsei Bank, Ltd. in Tokyo, where he led Shinsei’s corporate development group. Previously, Mr. Kalichstein worked as Vice President, Finance and Corporate Development for SoftNet Systems, Inc. in San Francisco. Mr. Kalichstein serves on the board of managers of New Affirmative, which is a majority stockholder of the Company. Mr. Kalichstein is also the deputy chairman of the Supervisory Board of Württembergische und Badische Versicherungs AG.

        Michael J. Ryan, age 37, will become a director upon the expiration of the ten day waiting period following the mailing of this Information Statement. Mr. Ryan is a Director and Head of the Financial Institutions Group of Delaware Street Capital, a private investment firm. Previously, Mr. Ryan was a Director of Aon Capital Markets from January 1997 to January 2004, where he was instrumental in developing and executing many innovative insurance securitizations. Mr. Ryan also serves on the board of managers of New Affirmative, which is a majority stockholder of the Company.

        None of Messrs. Heller, Kalichstein, Mangold, Ryan or Ms. Porter are members of any boards of directors of companies with securities registered with the SEC.

        Except as set forth above, all directors hold, and nominated directors will hold, office until the next annual meeting of the stockholders of the Company, and until their successors have been elected, or appointed, and qualified. Officers serve at the discretion of the Board.

Executive Officers

Name	Age	Position

Thomas E. Mangold	50	Chief Executive Officer, President and Chairman of the Board
M. Sean McPadden	40	Executive Vice President and President of Underwriting Division
Katherine C. Nolan	44	Executive Vice President and President of Retail Division
Timothy A. Bienek	46	Executive Vice President and Chief Financial Officer
Scott K. Billings	43	Senior Vice President, Chief Accounting Officer and Treasurer
Wilson A. Wheeler	51	Senior Vice President and Chief Claims Officer
David L. Scruggs	37	Senior Vice President of Underwriting Operations
Chad M. Emmerich	34	Senior Vice President of Human Resources
Emil G. Sommerlad	61	Senior Vice President and Chief Information Officer
David B. Snyder	44	Senior Vice President, General Counsel and Secretary

        Thomas E. Mangold has been our Chief Executive Officer, President and Chairman of the Board since December 2000. Mr. Mangold has 24 years of experience in the insurance industry. Prior to joining us, Mr. Mangold served as Chief Executive Officer of Bristol West Insurance Group, Inc., a provider of non-standard automobile insurance and related services, from 1999 to 2000. From 1992 to 1997, Mr. Mangold served as Executive Vice President, Chief Operating Officer and director of Titan Holdings, Inc. and was responsible for overseeing all of the auto, public entity, premium finance and corporate operations of Titan Holdings. Mr. Mangold was also instrumental in the initial public offering of Titan Holdings in 1993, a secondary stock offering in 1995 and the sale of Titan Holdings to USF&G in 1997. Mr. Mangold continued to serve as President of Titan Auto, the primary operating subsidiary of Titan Holdings, until 1998 when Titan Auto was purchased by St. Paul. From 1977 to 1992, Mr. Mangold served in numerous management and executive positions at insurance and reinsurance companies, including the Insurance Company of North America, Guy Carpenter & Company, Inc., Delaney Intermediaries, Inc., First Security Insurance Group and Titan Insurance Company, formerly Imperial Midwest Insurance Company.

        M. Sean McPadden has been our Executive Vice President in charge of underwriting operations since April 2002. Mr. McPadden also served as one of our directors from 2002 until March 9, 2004. Mr. McPadden has 17 years of insurance operations experience. Prior to joining us, Mr. McPadden served as Chief Actuary and Senior Vice President of Product Management of Bristol West Insurance Group, Inc. from 1999 to 2002, where his responsibilities included pricing, reserving and financial reporting as well as product design, positioning and profitability of a non-standard personal automobile insurance operation with business throughout 15 states. Prior to joining Bristol West, Mr. McPadden held several actuarial posts with Travelers Insurance Company from 1987 to 1999, culminating in his being named Vice President of Non-Standard Auto, where from 1997 to 1999 he was responsible for actuarial, product development and product support for the non-standard personal automobile insurance operations of Travelers. Mr. McPadden is a Fellow of the Casualty Actuarial Society, a designation he achieved in 1994.

        Katherine C. Nolan has been our Executive Vice President in charge of administrative services since April 2002 and our President of the Retail Division since October 2005. Ms. Nolan also served as one of our directors from 2002 until March 9, 2004. Ms. Nolan has 15 years of experience in the insurance industry. Prior to joining us, Ms. Nolan served as Senior Vice President of Operations of Bristol West Insurance Group, Inc. from 2000 to 2002, where she was responsible for all processing, underwriting, customer service, cash processing and policy administration activities for Bristol West’s business, including the integration of two operational facilities with a total of 350 employees. From 1999 to 2000, Ms. Nolan served as Senior Vice President of Marketing of Harris InfoSource, a sales and marketing information services provider, where her responsibilities included product positioning, promotion and distribution for all company product lines. From 1989 to 1999, Ms. Nolan held several management positions with St. Paul Specialty Auto, culminating in Vice President of Operations, where from 1997 to 1999 Ms. Nolan was responsible for all processing, customer service and policy administration activities conducted in four regional offices.

        Timothy A. Bienek has been our Chief Financial Officer since November 2003. Mr. Bienek also served as our Treasurer from November 2003 to February 2004. Mr. Bienek has 20 years of experience in the insurance industry. Prior to joining us, Mr. Bienek was the President and Chief Operating Officer and a director of Hallmark Financial Services, Inc., a publicly traded insurance holding company, from 2002 to 2003. Mr. Bienek was employed by Benfield Blanch, Inc., a reinsurance intermediary, from 1999 to 2002, where he was promoted to the position of Chief Operating Officer after previously having had responsibility for the operations of E.W. Blanch Programs Services and E.W. Blanch Capital Markets, a NASD licensed broker-dealer. From 1983 to 1999, Mr. Bienek served in numerous management and executive positions in the insurance industry, including Director of Corporate Finance and Planning and Controller of the Auto Products Group for Allstate Insurance Company, Director of Corporate Planning and then Chief Financial Officer for the Personal Lines Division of TIG Holdings, and Vice President directing the property-casualty insurance rating practice of Duff & Phelps Credit Rating Company. Mr. Bienek is a Chartered Financial Analyst.

        Scott K. Billings has been our Senior Vice President and Treasurer since February 2004. He became our Chief Accounting Officer in August 2004. Mr. Billings has six years of insurance industry experience. Prior to joining us, Mr. Billings was the Chief Financial Officer and Secretary of Hallmark Financial Services, Inc., a publicly traded insurance holding company, from 2003 to 2004. Mr. Billings was employed by Benfield Blanch, Inc., a reinsurance intermediary, from 1998 to 2002, where he was promoted to the position of Chief Financial Officer of domestic operations after previously serving as Chief Accounting Officer for E.W. Blanch Holdings, Inc., the publicly traded predecessor to Benfield Blanch, Inc. From 1994 to 1998, Mr. Billings served as the Controller for H.D. Vest Financial Services, Inc., a publicly traded provider of financial services to tax professionals. Mr. Billings was a senior accountant with a public accounting firm from 1989 to 1994. Mr. Billings is a Certified Public Accountant.

        Wilson A. Wheeler has been our Senior Vice President and Chief Claims Officer since August 2002. Mr. Wheeler has over 24 years of experience in the insurance industry. Prior to joining us, Mr. Wheeler was Executive Vice President of David Morse & Associates, a national multi-line insurance adjusting and investigations firm, from 2001 to 2002. From 1999 to 2001, Mr. Wheeler served as Senior Vice President and Chief Claims Officer of CCC — Claims Services, Inc., a third-party claims administration service provider, where he was responsible for all claims-related activities and over 350 employees. From 1997 to 1999, Mr. Wheeler served as Senior Vice President of TIG Insurance Company and Chief Claims Officer for Prioris, TIG’s claims administration subsidiary with over 1,400 claims employees. From 1979 to 1997, Mr. Wheeler served in various claims-related management and operational positions with Transamerica Insurance Company.

        David L. Scruggs has been our Senior Vice President of Underwriting Operations since November 2004. From August 2002 to October 2004, Mr. Scruggs served as our Vice President of Underwriting and from January 2002 to May 2003, Mr. Scruggs served as our Vice President of Marketing. Mr. Scruggs has over 11 years of experience in the insurance industry. From 1994 to 2002, Mr. Scruggs held several management positions with Harbor Insurance Group, a provider of non-standard automobile insurance, culminating in Vice President of Operations, where from 2001 to 2002 Mr. Scruggs was responsible for all policy administration and marketing activities in five states.

        Chad M. Emmerich has been employed by the Company since May 2005 and was promoted to Senior Vice President of Human Resources and Administration, effective July 2005. In this role, Mr. Emmerich will provide Human Resources leadership and strategic direction throughout the Affirmative organization. Mr. Emmerich has 13 years of Human Resources experience in a variety of progressively responsible leadership roles. From 2003 to 2005, Mr. Emmerich led the Human Resources organization for THI Holdings, Inc. a national non-standard auto insurance company with operations in 22 states, and coordinated the successful merger and integration of the organization when purchased by Nationwide in August, 2002. In addition to his Human Resources experience, Mr. Emmerich also served in a sales capacity with Nationwide from 1996 to 2000, marketing property/casualty and financial services products with an emphasis on non-standard auto insurance. Mr. Emmerich has earned both the Associates in Management and the Senior Professional in Human Resources designations.

        Emil G. Sommerlad has been our Senior Vice President and CIO since July 18th, 2005. Mr. Sommerlad brings to Affirmative 40 years of experience in the information technology and telecom industries. Prior to joining us, Mr. Sommerlad served from 2004 to 2005 as a CIO Partner with Tatum Partners, LLP, a professional services firm engaged in executive financial and technical consulting support. Prior to joining Tatum, Mr. Sommerlad was the CIO of Tyco Electronics Power Systems from 2001 to 2004 and the CIO of Lucent Technologies Power Systems from 1998 to 2000. In this capacity, he managed a Global Information Technology Organization of over 250 people and budget in excess of $75 Million, annually. Over a 33 year career in the Bell System, Mr. Sommerlad held numerous management positions in systems development, communications and infrastructure support.

        David B. Snyder has been our General Counsel since October 2002, has served as our Secretary since March 2003 and Vice President from October 2002 to July of 2005 and Senior Vice President since July of 2005. Prior to joining us, from 1999 to 2002, Mr. Snyder served as Vice President, General Counsel and Secretary of Bankers Financial Corporation and its non-insurance company subsidiaries and Vice President, Associate General Counsel, and Assistant Secretary of the insurance subsidiaries of Bankers Insurance Group, Inc.

Section 16(a) Beneficial Reporting Compliance

        Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.

These insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the calendar year ended December 31, 2004, and to date, all Section 16(a) filing requirements applicable to its insiders were complied with.

CORPORATE GOVERNANCE

General

        Governance of the Company is placed in the hands of the Directors who, in turn, elect officers to manage the business operations. It reviews the Company’s long-term strategic plans and exercises direct decision making authority in all major decisions, such as acquisitions, the declaration of dividends, major capital expenditures and the establishment of Company policies. The size of our Board is set at seven, and we currently have seven directors. As described in this Information Statement, there will be a change in the majority of the Board. Following the resignation of Messrs. Burch, Pape and Watson, our Board will pass a resolution increasing the size of the Board from seven to nine members, and will fill the five resulting vacancies on the Board by appointing the following individuals to the Board: Kevin R. Callahan, Nimrod T. Frazer, David L. Heller, Avshalom Y. Kalichstein, and Michael J. Ryan.

        The Board maintains an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee, which are each further described below. Based upon the review of the Nominating and Corporate Governance Committee, the Board has determined, in its business judgment, that (a) each of Messrs. Davis, Zucconi, Frazer, and Ms. Porter, is independent within the meaning of the rules of the NASDAQ National Stock Market, Inc. (“Nasdaq”) director independence standards, as currently in effect, (b) each of Messrs. Davis and Zucconi and Ms. Porter, the members of the Audit Committee upon expiration of the ten day waiting period following the mailing of this Information Statement, is “independent” within the meaning of Nasdaq’s director independence standards and meets all other applicable requirements of the SEC, Nasdaq and the Internal Revenue Service and (c) Paul J. Zucconi, a member of the Audit Committee, is an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC and satisfies Nasdaq’s financial experience requirements.

Controlled Company

        The Board has determined, in its business judgment, that the Company is, and has elected to cause the Company to be treated as, a “controlled company,” as defined in Rule 4350(c)(5) of the listing standards of the National Association of Securities Dealers, Inc. (“NASD”), based on New Affirmative’s beneficial ownership of approximately 52.7% of the outstanding Common Stock of the Company. Accordingly, the Company is exempt from certain requirements of the NASD listing standards, including the requirement to maintain a majority of independent directors on the Board, the requirements regarding the determination of compensation of executive officers and the nomination of directors by independent directors and requirements that such committees have written charters addressing specified matters. In the event that the Company ceases to be a controlled company within the meaning of these rules, it will be required to comply with these provisions after the transition periods specified by the NASD.

Corporate Governance Policies and Charters

        Current copies of the following materials related to the Company’s corporate governance policies and practices are available publicly on the Company’s web site at www.affirmativeholdings.com:

•	Corporate Governance Guidelines
•	Audit Committee Charter
•	Compensation Committee Charter
•	Nominating and Corporate Governance Committee Charter

        A copy of our Audit Committee charter was set forth in our proxy statement filed on April 4, 2005. You may also obtain copies of these charters by written request to the Company’s Secretary. As noted above, because we are considered to be controlled by New Affirmative under Nasdaq rules, we are eligible for exemptions from provisions of these rules requiring that a majority of directors be independent (as defined in the Nasdaq rules), and that we have nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. Therefore, the Company plans to amend the Compensation Committee Charter and Nominating and Corporate Governance Committee Charter to provide, among other things, that such committees need not be comprised of a majority of independent directors. Following the appointment of the directors designated by New Affirmative, the Compensation Committee, Nominating and Corporate Governance Committee and Executive Committee will not be comprised of a majority of independent directors.

        The Board has approved and adopted the Company’s Code of Business Conduct and Ethics. A copy of the Code of Business Conduct and Ethics, which applies to directors, executive officers and employees, may be obtained without charge upon written request to the Company’s Secretary and also may be viewed on our website at www.affirmativeholdings.com. We will post on our web site any amendments to the Code of Business Conduct and Ethics or waiver thereof for directors and executive officers.

Meetings

        During 2004, the full Board met on three occasions and took action by writing on one occasion. During their tenure in 2004, each director attended all meetings held by the Board and all meetings held by committees of the Board on which such director served.

        The Company’s policy is to require director attendance at annual meetings of stockholders. The 2005 Annual Meeting of Stockholders will be our second meeting of stockholders.

Executive Sessions

        The Company’s independent directors will meet at least twice per year prior to regularly scheduled meetings of the Board. The independent directors did not meet during 2004 and met three times from January 1, 2005 through October 25, 2005. Any independent director can request that an additional executive session be scheduled. At each such meeting, one of the non-management directors is selected by the others to be the presiding director at that meeting.

Audit Committee

General

        On May 21, 2004, the Board adopted the Audit Committee Charter, which was subsequently amended by the Audit Committee on February 21, 2005. The Audit Committee reviews and assesses the adequacy of the Audit Committee Charter annually.

        The Audit Committee was composed of Paul J. Zucconi (Chairman), Mark E. Pape, and Suzanne T. Porter and after the change in the majority of the Board as described in this Information Statement, will be composed of Messrs. Zucconi and Davis and Ms. Porter. This committee met three times and did not take any action in writing in 2004 and met five times from January 1, 2005 through October 25, 2005. Each of the Audit Committee members meets the financial literacy and independence requirements under Nasdaq rules and the rules and regulations of the SEC. Paul J. Zucconi, a licensed CPA and former auditor of multiple public companies, has been designated as the “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC.

        The Audit Committee oversees and reviews our accounting, financial reporting and control processes and the audits of our financial statements, including: (1) the preparation, presentation and integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) our independent auditor’s qualifications and independence; and (4) the performance of our internal audit function and independent auditor. Our Audit Committee:

•	has sole responsibility to retain and terminate our independent auditor, subject to stockholder ratification;

•	pre-approves all audit and non-audit services performed by our independent auditor and the fees and terms of each engagement;

•	appoints and oversees our internal auditor, and reviews the scope and results of each annual internal audit; and

•	reviews our audited financial statements and related public disclosures, earnings press releases and other financial information and earnings guidance provided to analysts or rating agencies.

        The Audit Committee also evaluates information received from the outside auditor and the Company’s management to determine whether the outside auditor is independent of management. The outside accounting firm reports directly to the Audit Committee. PricewaterhouseCoopers was the outside, independent auditor retained by the Audit Committee for the 2004 fiscal year and has been retained for the 2005 fiscal year.

        In addition, the Audit Committee has established procedures for the receipt, retention and treatment of complaints received by the Company concerning accounting, internal controls over financial reporting or auditing matters and has established procedures for the confidential and anonymous submission by employees of any concerns they may have regarding questionable accounting or auditing matters. During 2004, the Audit Committee held discussions with both PricewaterhouseCoopers and management regarding the Company’s actions to evaluate and report on our internal control over financial reporting and disclosure controls for fiscal year 2005, as well as our current disclosure controls and procedures.

Approval of Audit and Non-Audit Services

        The Audit Committee, or its Chairman, approves all audit and permissible non-audit services (including the fees and terms of the services) performed for the Company by its independent accountants prior to the time that those services are commenced. The Chairman reports to the full Audit Committee at each of its meetings, and the Audit Committee approves what the Chairman has authorized in the interim between meetings. For these purposes, the Audit Committee or its Chairman is provided with information as to the nature, extent and purpose of each proposed service, as well as the approximate timeframe and proposed cost arrangements for that service.

Compensation Committee

General

        The Compensation Committee is currently composed of Mark E. Watson, Jr. (Chairman), Lucius E. Burch, III and Thomas C. Davis. After the change in the majority of the Board as described in this Information Statement, the Compensation Committee will be comprised of Avshalom Y. Kalichstein, Michael J. Ryan and Kevin R. Callahan. The principal responsibilities of the compensation committee are to:

•	evaluate the performance and approve the compensation of our executive officers and such other key executives or other officers as identified by the committee;

•	prepare an annual report on executive compensation for inclusion in our proxy statement; and

•	oversee our compensation and benefit plans, including the review, approval and administration of incentive compensation plans and equity-based plans.

        The compensation committee reviews and approves corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and establishes the Chief Executive Officer’s compensation levels based on its evaluation.

        The Compensation Committee met three times and took action in writing one time during 2004 and met three times from January 1, 2005 through October 25, 2005.

Compensation Committee Interlocks and Insider Participation

        No member of the Compensation Committee is or has been an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company served as a member of the Compensation Committee (or other board committee performing similar functions or, in the absence of such committee, the entire Board) of another corporation, one of whose executive officers served on the Compensation Committee or as a director of the Company. No executive officer of the Company served as a director of another corporation, one of whose executive officers served on the Compensation Committee.

Compensation Committee Report on Executive Compensation

        The general philosophy of the Compensation Committee is to provide executive compensation designed to enhance stockholder value including annual compensation (salary and bonus awards) and long-term compensation (stock options and restricted stock). With this philosophy in mind, the Compensation Committee designs compensation plans and incentives to link the financial interests of the Company’s executive officers to the interests of its stockholders, to base executive compensation on the company’s performance, to attract and retain talented leadership and to encourage significant ownership of the Common Stock by executive officers.

        In making the decisions affecting executive compensation, the Compensation Committee reviews the nature and scope of the executive officer’s responsibilities as well as his or her effectiveness in supporting the Company’s long-term goals. The Compensation Committee also considers the compensation practices of other public companies.

Salary

        The executive officers received a salary that is based on the criteria discussed above. The base salary of each of the executive officers, other than the chief executive officer, is reviewed annually by the Compensation Committee, with adjustments made based primarily on the recommendations of the chief executive officer. In reviewing base salaries, we engaged an outside consulting firm to furnish us with competitive market data. Using this market data as a guideline, the Compensation Committee considers various factors, including with regard to the position of the executive officer, the compensation of officers of comparable companies within the insurance industry, the performance of the executive officer with respect to specific objectives, increases in responsibilities and recommendations of the chief executive officer. The specific objectives for each executive officer vary each year in accordance with the scope of the officer’s position, the potential inherent in that position for impacting the Company’s operating and financial results and the actual operating and financial contributions produced by the officer in previous years. The chief executive officer and the Compensation Committee also consider each executive officer’s responsibilities related to achieving certain objectives within the context of the Company’s annual business plan, including (1) total controlled premium, (2) agency pre-tax margin, (3) combined ratio, (4) earnings per share target and (5) return on equity target.

        Additionally, four of the Company’s executive officers, Thomas E. Mangold, Timothy A. Bienek, M. Sean McPadden, and Katherine C. Nolan, entered into employment agreements with the Company in 2004. Each of these agreements became effective upon the Company’s initial public offering in July 2004. Mr. Bienek’s, Mr. McPadden’s, and Ms. Nolan’s employment agreements each have two-year terms that expire in July 2006. Mr. Mangold’s employment agreement has a three-year term that expires in July 2007. Thereafter, each respective agreement will automatically be extended for an additional year on each anniversary of the effective date, unless either the Company or the executive officer provides at least 90 days’ written notice of non-extension. Under the agreements, the Company currently pays each of the executive officers the following base salaries, subject to annual adjustment: Mr. Mangold — $450,000; Mr. Bienek — $255,000; Mr. McPadden — $270,000; and Ms. Nolan — $215,000. The salaries of Messrs. Mangold and McPadden and Ms. Nolan were last increased in October 2004. The salary of Mr. Bienek was last increased in August 2004.

        If the Company terminates Mr. Mangold’s employment without cause, or if Mr. Mangold terminates his employment for good reason (as those terms are defined in his agreement), Mr. Mangold will be entitled to receive the equivalent of three years’ salary and bonus in a lump sum or in 36 monthly installments, as well as accrued compensation and a pro rata bonus as of the termination date, and continued health-related benefits for at least three years. If the Company terminates Mr. Bienek’s, Mr. McPadden’s, or Ms. Nolan’s employment without cause as defined in his or her agreement, or if such executive officer terminates his or her employment for good reason following a change of control, as those terms are defined in the agreements, the executive officer will be entitled to receive the equivalent of two years’ salary and bonus in a lump sum or in 24 monthly installments, as well as accrued compensation and a pro rata bonus as of the termination date, and continued health-related benefits for at least two years. If the Company terminates any of these executive officers’ employment for cause, as defined in the agreements, or if the executive officer resigns, the executive officer will be entitled to receive accrued compensation. In the event an executive officer’s employment is terminated by death, the Company will pay accrued compensation as well as a pro rata bonus amount.

        Any increases in salary levels required under the agreements, as well as salary levels for executive officers who may not be subject to employment agreements, are considered annually by the Compensation Committee.

Annual Incentive Bonuses

        The Company’s executive officers may receive additional amounts as bonus, incentive or equity compensation as determined by the Compensation Committee in accordance with the Company’s regular compensation practices. On February 22, 2005, the Compensation Committee approved annual cash bonus awards earned in 2004 and paid in March 2005 for the Company’s executive officers. Bonuses for 2004 for the Company’s executive officers, including the Chief Executive Officer, were awarded, in part, based on the Company achieving certain profitability targets and metrics for 2004 established by the Compensation Committee relating to (1) total controlled premium, (2) agency segment pre-tax margin, (3) insurance company segment combined ratio, (4) earnings per share, (5) return on equity and (6) department related goals.

Long-Term Compensation

        The Compensation Committee is committed to long-term incentive programs for executives that promote the Company’s long-term growth. Accordingly, the Compensation Committee believes that the executive officers should be rewarded with a proprietary interest in the company for continued long-term performance and to attract, motivate and retain qualified and talented executives.

        Upon completion of the initial public offering in July 2004, the Board awarded to certain executive officers options to purchase shares of the Company’s Common Stock under the Affirmative Insurance Holdings, Inc. 2004 Stock Incentive Plan. These options become exercisable at the rate of 20% per year.

Compensation of the Chief Executive Officer

        The Company’s Chief Executive Officer, Thomas E. Mangold, has a three-year employment agreement expiring in July 2007 that pays him an annual salary of $450,000. In addition, Mr. Mangold is eligible to receive annual bonuses and to participate in equity-based compensation plans and long-term incentive compensation plans. The Summary Compensation Table and Option Grants in Last Fiscal Year Table set forth below include additional information regarding other compensation and benefits paid to Mr. Mangold in 2004. Factors considered by the Compensation Committee in setting Mr. Mangold’s base salary were his experience and achievements in the insurance industry, the Company’s operating and financial performance, and the compensation of chief executive officers of comparable companies within the insurance industry.

Internal Revenue Code Section 162(m)

        The Compensation Committee also considers the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the Chief Executive Officer and the other senior executive officers, except for compensation that is performance-based under a plan that is approved by the stockholders and that meets certain other technical requirements. Based on those requirements, the Compensation Committee has determined that Section 162(m) will not prevent the Company from receiving a tax deduction in 2004 for any of the compensation paid to executive officers.

Respectfully submitted,

Compensation Committee

Mark E. Watson, Jr. (Chairman)
Lucius E. Burch, III
Thomas C. Davis

Nominating and Corporate Governance Committee

        The Company’s Nominating and Corporate Governance Committee currently consists of Suzanne T. Porter (Chairperson), Lucius E. Burch, III and Thomas C. Davis. After the change in the majority of the Board as described in this Information Statement, the Nominating and Corporate Governance Committee will be comprised of Avshalom Y. Kalichstein, Michael J. Ryan and Kevin R. Callahan, each of whom is not an independent director, and Suzanne T. Porter, who is an independent director.

        In 2004, the Nominating and Corporate Governance Committee met on one occasion and did not take any action in writing and met one time from January 1, 2005 through October 27, 2005.

        The Board has established a Nominating and Corporate Governance Committee Charter which is available on the Company’s website at www.affirmativeholdings.com.

        The principal functions of the nominating and corporate governance committee are to:

•	identify, consider and recommend to the Board qualified director nominees for election at our annual meeting

•	review and make recommendations on matters involving general operation of the Board and its committees, and recommend to the Board nominees for each committee of the Board;

•	review and recommend to the Board the adoption and appropriate revision of our corporate governance practices; and

•	make an annual report to the Board on the Chief Executive Officer succession plan.

        Directors, members of management, stockholders, or industry or professional organizations may suggest nominees. In identifying and considering candidates for nomination to the Board, the Nominating and Corporate Governance Committee considers, in addition to the requirements set out in the Nominating and Corporate Governance Committee Charter, quality of experience, the needs of the Company and the range of talent and experience represented on the Board. The

Nominating and Corporate Governance Committee also evaluates the ability of a nominee director to devote the time and effort necessary to fulfill his or her responsibilities.

        Stockholders desiring to submit recommendations for nominations by the Nominating and Corporate Governance Committee should direct them to the Nominating and Corporate Governance Committee, care of the Secretary of the Company, at the Company’s address shown on the cover page of this Information Statement. Such stockholder’s notice must be submitted within the time frame required for all stockholder proposals set forth elsewhere in the Information Statement and must include, among other things, (1) the name, age, business address and residence address of such stockholder, (2) the principal occupation or employment of such stockholder, (3) the class and number of shares of the Company that are beneficially owned by such stockholder, (4) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (5) any other information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including without limitation such person’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected. The Nominating and Corporate Governance Committee’s policy is to consider director nominations properly submitted by eligible stockholders. The Nominating and Corporate Governance Committee does not evaluate a potential nominee differently based on whether he or she is recommended by a stockholder. After completing its evaluation, the Nominating and Corporate Governance Committee makes a recommendation to the full Board as to the person who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee did not receive a nominee recommendation from any stockholder this year.

Executive Committee

        The Board has established an Executive Committee currently composed of Thomas E. Mangold (Chairman), Lucius E. Burch, III and Thomas C. Davis. After the change in the majority of the Board as described in this Information Statement, the Executive Committee will be comprised of Avshalom Y. Kalichstein, Michael J. Ryan, Kevin R. Callahan, and Thomas E. Mangold. A charter has not yet been adopted for this committee, but it is anticipated that the committee will have the authority to act on behalf of the Board on all corporate actions for which applicable law does not require participation by the full Board, yet in practice the committee is expected to act in place of the full Board generally when emergency issues arise or assembling the full board would be difficult or impracticable and actions taken by the Executive Committee would be reported at the next Board meeting. The Executive Committee did not meet in 2004 and met two times from January 1, 2005 through October 27, 2005.

Stockholder Communications

        The Board provides a process for stockholders to send communications to the Board or any individual director. Stockholders may forward communications to the Board or any individual director through the Corporate Secretary, 4450 Sojourn Drive, Suite 500, Addison, Texas 75001. All communications will be compiled by the office of the Corporate Secretary and submitted to the Board or the individual directors on a periodic basis. Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the Audit Committee and handled in accordance with our procedures with respect to such matters. We welcome and encourage stockholder communication with the Board.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

        The Company’s non-employee directors receive $25,000 per year for serving on the Company’s Board (their “Annual Retainer”). Committee Chairmen receive an additional $5,000 per year. Non-employee directors receive $2,000 for each regular director meeting attended and $1,000 for each special meeting or committee meeting attended. Furthermore, the directors are provided with reimbursement of out-of-pocket expenses with a maximum expense reimbursement per meeting of $1,500. On May 25, 2004, the Company adopted the Affirmative Insurance Holdings, Inc. 2004 Stock Incentive Plan (the “Stock Incentive Plan”). In 2004, pursuant to the Stock Incentive Plan, each non-employee director received a one-time option to purchase 5,000 shares of the Company’s Common Stock at a price of $15.10 per share. These options vest one year from the date of grant. Also under the Stock Incentive Plan, each non-employee director will receive annually, on January 31, an option to purchase 5,000 shares of the Company’s Common Stock at a price equal to the closing price on the last day of trading in January of that year with a vesting period of one year from the date of grant. Pursuant to this provision, each director received an option to purchase 5,000 shares of the Company’s stock at a price of $16.08 per share on January 31, 2005. These options are subject to a one-year vesting period.

        The Stock Incentive Plan also allows directors to make an election to receive all or a percentage of their Annual Retainer in restricted stock rather than in cash, the number of restricted shares granted is calculated by dividing the amount of the Annual Retainer by a per share price equal to 75% of the closing price of a share of the Company’s Common Stock on the last trading day in January of the year for which the Annual Retainer is to be paid. In 2004, three directors elected to receive their Annual Retainers in restricted stock, and pursuant thereto were each granted 933 restricted shares.

        In addition to the forgoing, the non-employee directors would receive, in May of each year, an annual grant of 1,000 shares of restricted stock and that members of the Audit Committee would receive an annual grant of an additional 500 shares of restricted stock. This restricted stock will vest on the first anniversary of the grant date, provided however, that the non-employee director must fulfill his or her term for which the restricted shares were granted in order for the restrictions to be lifted.

        Mr. Mangold, the only employee director, does not receive any compensation for serving on the Board.

Executive Compensation

        The following table sets forth information for the fiscal years ended December 31, 2004 and 2003 with respect to compensation earned by our Chief Executive Officer and by our four other highest paid executive officers as of the end of the last fiscal year.

							Long Term
							Compensation
			Annual Compensation
							Securities
					Other Annual		Underlying	All Other
Name and Principal Position	Year		Salary	Bonus(1)	Compensation(2)		Options (#)	Compensation(3)

Thomas E. Mangold	2004		$379,327	$365,000	$75,424	(4)		$8,200

Chief Executive Officer, President and Chairman of the Board	2003		317,351	$325,000	64,519	(5)		6,694

M. Sean McPadden	2004		261,635	160,000	*		84,600	8,200

Executive Vice President	2003		244,615	154,500	—			5,169

Katherine C. Nolan	2004		203,368	125,000	*		84,600	8,200

Executive Vice President	2003		194,922	120,000	—			7,797

Timothy A. Bienek	2004		230,385	210,000	*		96,450	—

Executive Vice President and Chief Financial Officer	2003	(6)	16,538	75,000	—			—

Scott K. Billings	2004	(7)	150,538	108,712	—		13,000	—

Senior Vice President, Chief Accounting Officer and Treasurer

(1)	The amounts reflected in the bonus column for 2003 are for bonuses earned in 2003 and paid in 2004. The amounts reflected in the bonus column for 2004 are for bonuses earned in 2004 and paid in 2005.

(2)	An asterisk (*) indicates that the total amount of perquisites or personal benefits paid to an executive officer during the applicable year was less than $50,000 or 10% of an executive’s salary and bonus, the minimum, under SEC rules, an executive must have received before any amount is required to be shown in this column.

(3)	Amounts represent employer-matching contributions under our 401(k) plan.

(4)	Consists of payments made to reimburse Mr. Mangold for housing and related travel expenses ($24,727), an auto allowance ($5,500) and cheap stock ($45,197).

(5)	Consists of payments made to reimburse Mr. Mangold for housing and related travel expenses.

(6)	Mr. Bienek joined the Company in November 2003.

(7)	Mr. Billings joined the Company in February 2004. $105,000 of Mr. Billings’ bonus was paid in 2005.

Option Grants in Last Fiscal Year

       Option Grants in Last Fiscal Year

        The following table sets forth certain information concerning option grants made to the named executive officers during 2004 pursuant to our stock option plan. No SARs were granted during 2004.

					Potential Realized
					Value at Assumed
					Annual Rates of Price
					Appreciation for
					Option Term*
	Number of	% of Total Options	Exercise
	Securities	Granted to	Price
	Underlying Options	Employees in Fiscal	($/Per	Expiration
Name	Granted	2004(1)	Share)	Date	5%	10%

M. Sean McPadden	84,600	15.4%	$14	7/14/14	$744,863	$1,887,629

Katherine C. Nolan	84,600	15.4%	$14	7/14/14	744,863	1,887,629

Timothy A. Bienek	96,450	17.6%	$14	7/14/14	849,196	2,152,030

Scott K. Billings	13,000	2.4%	$14	7/14/14	114,459	290,061

(*)	The assumed 5% and 10% rates of stock appreciation are rates required by the SEC for illustrative purposes and are not intended to predict actual stock appreciation. The assumed annual rate of appreciation of 5% and 10% would result with the price of the Company’s Common Stock appreciating to a price of $22.80 and $36.31, respectively.

(1)	There were 548,950 total options granted in 2004.

Fiscal 2004 Option Exercises and Fiscal Year-End Option Values

        The following table sets forth certain information concerning the exercise of stock options during 2004 and all unexercised options held by the named executive officers as of December 31, 2004.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options*
	Shares
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas E. Mangold	—	—	540,855	82,755	$4,765,190	$765,484

M. Sean McPadden	—	—	38,974	104,087	360,510	420,519

Katherine C. Nolan	—	—	20,790	94,995	192,308	336,418

Timothy A. Bienek	—	—	—	96,450	—	273,918

Scott K. Billings	—	—	—	13,000	—	36,920

(*)	The value of “in-the-money” options represents the positive spread between the respective exercise prices of outstanding options and the closing price of the shares of Common Stock of $16.84 per share on December 31, 2004. The actual value of in-the-money options will depend upon the trading price of the Common Stock on the date of sale of the underlying Common Stock and may be higher or lower than the amount set forth in the table above.

Employment Agreement with Executive Officers

        Four of the Company’s executive officers, Thomas E. Mangold, Timothy A. Bienek, M. Sean McPadden, and Katherine C. Nolan, have employment agreements with the Company. Each of these agreements became effective upon the Company’s initial public offering in July 2004. Mr. Bienek’s, Mr. McPadden’s, and Ms. Nolan’s employment agreements each have two-year terms that expire in July 2006. Mr. Mangold’s employment agreement has a three-year term that expires in July 2007. Thereafter, each respective agreement will automatically be extended for an additional year on each anniversary of the effective date, unless either the Company or the executive officer provides at least 90 days’ written notice of non-extension. Under the agreements, the Company currently pays each of the executive officers the following base salaries, subject to annual adjustment: Mr. Mangold — $450,000; Mr. Bienek — $255,000; Mr. McPadden — $270,000; and Ms. Nolan — $215,000. These salaries were last increased in October 2004. The salaries of Messrs. Mangold and McPadden and Ms. Nolan were last increased in October 2004. The salary of Mr. Bienek was last increased in August 2004.

        If the Company terminates Mr. Mangold’s employment without cause, or if Mr. Mangold terminates his employment for good reason (as those terms are defined in his agreement), Mr. Mangold will be entitled to receive the equivalent of three years’ salary and bonus in a lump sum or in 36 monthly installments, as well as accrued compensation and a pro rata bonus as of the termination date, and continued health-related benefits for at least three years. If the Company terminates Mr. Bienek’s, Mr. McPadden’s, or Ms. Nolan’s employment without cause as defined in his or her agreement, or if such executive officer terminates his or her employment for good reason following a change of control, as those terms are defined in the agreements, the executive officer will be entitled to receive the equivalent of two years’ salary and bonus in a lump sum or in 24 monthly installments, as well as accrued compensation and a pro rata bonus as of the termination date, and continued health-related benefits for at least two years. If the Company terminates any of these executive officers’ employment for cause, as defined in the agreements, or if the executive officer resigns, the executive officer will be entitled to receive accrued compensation. In the event an executive officer’s employment is terminated by death, the Company will pay accrued compensation as well as a pro rata bonus amount.

Equity Compensation Plan Information

        The following table sets forth information regarding all of the Company’s equity compensation plans as of December 31, 2004.

			Number of Securities
	Number of	Weighted-	Remaining Available
	Securities to be	Average Price	for Future Issuance
	Issued Upon	of Outstanding	Under Equity
Plan Category	Exercise of Options	Options	Compensation Plans

Equity Compensation Plans approved by security holders:
1998 Omnibus Incentive Plan	722,202	$7.92	—
2004 Stock Incentive Plan	535,950	$14.06	964,050

Equity Compensation Plans not approved by security holders:
None

Total:	1,258,152	$10.54	964,050

Performance Graph

        The following graph shows the percentage change in the Company’s cumulative total stockholder return on its Common Stock since its initial public offering measured by dividing the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented and (B) the difference between the Company’s share price at the end and the beginning of the periods presented; by the share price at the beginning of the periods presented. The graph demonstrates cumulative total returns for the Company, NASDAQ, and NASDAQ Insurance Index from the date of our initial public offering, July 9, 2004 through December 31, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Robert Mangold

        Robert C. Mangold, brother of Thomas E. Mangold, the Company’s Chief Executive Officer, President and Chairman of the Board, serves as a Vice President of various of our retail subsidiaries and was paid a salary of $105,631, a bonus of $15,000 and company-match of his 401(k) contributions of $3,507 for his services in 2004.

Relationships and Transactions with Vesta and New Affirmative

        In connection with our initial public offering (the “IPO”), we entered into a number of agreements with Vesta. We negotiated the terms of these agreements, as described below, prior to the IPO of the Common Stock. Our Board, as constituted at that time, approved the terms of these agreements. The agreements were not reviewed or approved by the independent directors who joined our board immediately prior to the initial public offering. We believe that the terms of these agreements are comparable to or more favorable than those that we could have obtained from independent third parties.

        Registration Rights Agreement. Effective as of the completion of the IPO, we entered into a registration rights agreement with Vesta. Under this agreement, beginning six months after the completion of the IPO, Vesta will have the right to require us, subject to specified exceptions, on one occasion, to register under the Securities Act of 1933 (the “Securities Act”) shares of the Common Stock owned by Vesta for sale in a public offering. The shares that Vesta intends to sell must have an expected aggregate price to the public of at least $5.0 million. On March 22, 2005, Vesta announced that it had exercised its right to demand registration for approximately 3.0 million of its 7.2 million shares of Company Common Stock.

        The registration rights agreement also requires us to file with the SEC no later than the first anniversary of the completion of the IPO and cause to become effective no later than 90 days thereafter a registration statement relating to an offer to sell all shares of Common Stock then owned by Vesta. We are not required to file this registration statement if, as of the first anniversary of the completion of this offering, Vesta or its assignee is no longer the beneficial owner of at least 9.9% of our outstanding Common Stock. We have agreed to keep this registration statement effective for up to 36 months, unless we earlier deliver an opinion of our counsel to Vesta that Vesta can sell the shares it continues to own without registration and without any limitations as to volume under Rule 144 promulgated under the Securities Act. Vesta assigned its registration rights to New Affirmative in connection with the closing of the transactions contemplated by the stock purchase agreement, dated as of June 14, 2005, by and among New Affirmative, J.C. Flowers I LP, Delaware Street Capital Master Fund, L.P., VIG and VFIC.

        If we propose to file a registration statement covering our securities, other than a registration statement with respect to our benefit plans or with respect to a business combination, New Affirmative will have the right to include shares of the Common Stock held by it in the registration, on a second-priority basis to the shares that we are including in the registration but in priority to any other stockholder who then has registration rights. If another stockholder demands a registration, New Affirmative will have the right to include shares of the Common Stock held by it in the registration in priority to both the demanding stockholder and us.

        We have agreed to pay all reasonable costs and expenses in connection with each such registration except underwriting discounts and commissions applicable to any shares of Common Stock sold by New Affirmative and the fees of New Affirmative’s counsel. This agreement contains customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of the Common Stock on behalf of New Affirmative.

        Separation agreement. In connection with the IPO, we entered into an agreement with Vesta that formalizes certain arrangements with respect to our separation from, and our ongoing relationship with, Vesta. Under this separation agreement, we and Vesta have agreed to cooperate with and assist each other in good faith in order to facilitate our separation from Vesta, including providing access to certain information, delivering and retaining certain records and providing assistance with future litigation. In addition, Vesta will continue to provide us with certain transitional support services, including assistance with tax return preparation, statutory financial reporting and regulatory compliance matters. The term for the provision of each of these services may vary depending on our needs and the speed with which we develop our own internal capabilities or arrange for other third parties to supply us these services. Some services may be phased out over a brief period of time following the completion of this offering, while others may continue for up to a one-year term, with an additional one-year renewal period. We do not expect that the fees we will pay to Vesta for these transitional services, which will be based on Vesta’s reasonable costs, will exceed those paid by or allocated to us prior to this offering.

        In addition, we and certain of Vesta’s subsidiaries have been parties to a tax allocation agreement providing for the filing of consolidated federal income tax returns and the allocation of federal income tax liability among Vesta and its subsidiaries as a consolidated tax group. Following the completion of the IPO, we are no longer be a member of Vesta’s consolidated tax group. Under the separation agreement, we will indemnify the members of Vesta’s consolidated tax group for tax liabilities that are allocated to us for periods prior to the IPO, and Vesta will indemnify us for tax liabilities that are allocated to other members of Vesta’s consolidated tax group for periods prior to the IPO. The amount of tax allocated to us for such periods is generally equal to the federal income tax that would have been payable by us during such periods if we had filed a separate return for the taxable year and all prior periods. Under the tax laws, each member of Vesta’s consolidated tax group is severally liable for the federal income tax liability of each other member of the group. Accordingly, with respect to periods in which we have been included in Vesta’s consolidated tax group, we could be liable for any federal tax liability incurred, but not discharged, by any other member of the group. As discussed above, the other members of Vesta’s consolidated tax group will indemnify us for that liability.

        The separation agreement also includes cross-indemnification provisions whereby we will indemnify Vesta for certain losses arising from third-party claims relating to our business, assets, properties or liabilities or to misstatements or omissions of material fact made by us or our representatives in the registration statement filed in connection with the IPO. Similarly, Vesta will indemnify us for certain losses arising from third-party claims relating to Vesta’s business, assets, properties or liabilities or to misstatements or omissions of material fact made by Vesta or its representatives in such registration statement.

        Reinsurance Restructuring with Vesta. Effective December 31, 2003, Vesta restructured its internal reinsurance to effectively transfer all future economic interest in its non-standard personal automobile insurance business (the “NSA Business”) to Affirmative Insurance Company and Insura Property and Casualty Insurance Company (“Insura”), both of which became wholly owned subsidiaries of the Company as of December 31, 2003. Specifically, effective December 31, 2003, Vesta transferred to Affirmative Insurance Company and Insura all of the premiums, losses and loss adjustment expenses earned or incurred after December 31, 2003 on Vesta’s non-standard personal automobile insurance policies written or reinsured and in force as of December 31, 2003 as well as any new and renewal non-standard personal automobile insurance policies issued by Vesta’s insurance company subsidiaries and produced by our underwriting agencies on or subsequent to December 31, 2003. Vesta Fire Insurance Corporation (“Vesta Fire”) retained all loss and loss adjustment expense reserves as of December 31, 2003 related to these non-standard personal automobile policies, and remains liable for any losses and allocated loss adjustment expenses associated with these policies that occurred on or prior to December 31, 2003. We have the right to require Vesta Fire to provide a letter of credit or establish a trust account to collateralize net amounts recoverable by us in certain circumstances, including in the event Vesta Fire is assigned an A.M. Best financial strength rating below “B+.”

        With respect to non-standard personal automobile insurance policies that were originally issued by Affirmative Insurance Company or Insura, representing approximately $108.8 million of gross premiums written in 2003, this restructuring involved a termination of the internal reinsurance on a cut-off basis, meaning that Vesta Fire as reinsurer retained its loss and loss adjustment expense reserves as of December 31, 2003 and remains liable for any losses occurring on or prior to December 31, 2003 on policies issued by Affirmative Insurance Company and Insura. In connection with this termination, Vesta Fire returned to Affirmative Insurance Company and Insura all of their non-standard personal automobile unearned premium liability related to the in-force policies originally issued by Affirmative Insurance Company and Insura as of December 31, 2003, and these companies paid a ceding commission refund to Vesta Fire in the form of 812,404 shares of Common Stock.

Thomas E. Mangold, Chairman, Chief Executive Officer and President

October 28, 2005